











IMPORTANT DOCUMENTS ENCLOSED


SEC MAIL PROCESSING
RECEIVED
NOV 1 3 2006
WASH. D.C.
213
SECTION

# PROCYON CORPORATION

## 2006 ANNUAL REPORT

# PROCYON
CORPORATION

1300 S. HIGHLAND AVENUE
CLEARWATER, FL 33756-6519
(727) 447-2998
(727) 447-5617 (fax)
(800) 447-0988

OTC BB Symbol: PCYN

November 10,2006

To Our Shareholders:

We concluded our Fiscal 2006 with many changes, both in the leadership of our company and in our focus for the future. As the population of the U.S. ages, we are presented with many opportunities for our company as well as many challenges. It is our intention to meet both the opportunities and the challenges with planning and execution of strategic plans.

Fiscal 2006 proved financially successful for Procyon Corporation despite the passing of our founder John C Anderson. It is in his memory that we will continue to strive to make Procyon Corporation a financial success with national recognition. The items of greatest financial interest for the past fiscal year was a 43% increase in operating income, a 71% increase in net cash provided by operating activities and four more profitable quarters, totaling thirteen consecutive profitable quarters for Procyon Corporation. We retired our long-term debt in fiscal 2006 and in July 2006, we purchased the building we have occupied for three years. We did not and do not in the future expect to declare any dividends; rather profits will be reinvested in order to fund future growth.

This past year has proven to be very successful for the Amerx division of Procyon Corporation in terms of sales and product recognition. The Doctor Direct focus for Amerx products has resulted in receiving the Seal of Approval from the American Podiatric Medical Association for five of the six Amerx products. We received an overwhelming favorable response at the National Podiatry Conference in August where we introduced our newest product, the Amerigel Post-Op Surgical Kit. Medical as well as retail distributor sales continue to increase by volume as well as by product expansion. Amerx is looking into clinical trials to further establish product efficacy and plans to use these studies to expand institutional sales of the Amerx product line.

In fiscal year 2006, Sirius expanded its product line to include items not reimbursed by Medicare to address diminishing margins caused primarily by Medicare cutbacks. Sirius launched a Website to promote retail sales. Sirius is in the planning stages of an extensive marketing campaign to increase its customer base in fiscal 2007. Sirius is planning to go through a national accreditation process as a Durable Medical Equipment (DME) supplier. This will meet future Medicare guidelines as well as allow us to participate with national insurance providers. The diabetic market continues to grow with approximately 30% of the US population being diagnosed with diabetes or pre-diabetes. Competition for this market remains very strong with national pharmaceutical companies, suppliers and insurers all competing for the diabetic market.

We are optimistic that fiscal 2007 will be a promising year for our company, both financially and in terms of name/brand recognition.

Sincerely,

Regina Anderson
Chief Executive Officer and President

**FORM 10-KSB/A**
**Amendment No. 2**

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL
RECEIVED
PROCESSING
NOV 13 2006
WASH. D.C.
213
SECTION


For the fiscal year ended June 30, 2006
Commission file number 0-17449

**PROCYON CORPORATION**
(Name of small business issuer in its charter)

| Colorado | 59-3280822 |
|---|---|
| (State of incorporation) | (I.R.S. Employer ID No.) |

1300 South Highland Avenue, Clearwater, Florida 33756
(Address of principal executive offices)(Zip Code)

Issuer's telephone number, including area code: (727) 447-2998

| | |
|---|---|
| **Securities registered pursuant to Section 12(b) of the Act:** | **None** |
| **Securities registered pursuant to section 12(g) of the Act:** | **Common Stock** |

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes[ ] No [X]

Revenues for the fiscal year ended June 30, 2006: $2,313,345.

The aggregate market value of the 3,726,188 shares of Common Stock held by non-affiliates was $1,490,475 on September 22, 2006 based on the average bid and asked price of $.40 on such date. As of September 27, 2006, there were 8,049,588 shares of the issuers Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:
None.

Transitional Small Business Disclosure Format: Yes [ ] No [X]

INDEX

Explanatory Note

This amendment Number 2 on Form 10-KSB/A to Procyon Corporation's annual report on Form 10-KSB, amends the original filing and amendment Number 1 . Except to change the dates on the certifications in Exhibits 31.1, 31.2 and 32.1 and to change the date of the signatures, no other changes are being made to amendment Number 1, which was filed on October 30, 2006.

# PART I

## ITEM 1. DESCRIPTION OF BUSINESS

### History and Organization

Procyon Corporation (the "Company" or "Procyon"), a Colorado corporation, was incorporated on March 19, 1987 and was deemed a development stage company until May 1996 when we acquired Amerx Health Care Corp. ("Amerx"), a corporation based in Clearwater, Florida, which was wholly owned by John C. Anderson, our now deceased Chief Executive Officer. Amerx develops and markets proprietary medical products used in the treatment of pressure ulcers, dermatitis, inflammation and other skin problems. We formed Sirius Medical Supply, Inc. ("Sirius"), a Florida corporation, in 2000 to operate as a full service mail order medical supply company, selling primarily to Medicare customers. Amerx and Sirius are wholly owned subsidiaries of Procyon. Historically, Amerx's products have been sold through distributors to healthcare institutions, such as physicians, nursing homes and home health care agencies, and to retailers, including national and regional chain stores and pharmacies, while Sirius's products are sold directly to Medicare and Medicaid patients.

### Products

*Amerx Health Care Corp.*

Amerx's principal products consist of AmeriGel® Hydrogel Wound Dressing, Amerigel® Hydrogel Saturated Gauze Dressing, AmeriGel® Preventive Care Lotion, AmeriGel® Preventive Barrier Lotion, and AmeriGel® Saline Wound Wash. The AmeriGel® Hydrogel Wound Dressing and Amerigel® Hydrogel Saturated Gauze Dressing are formulated to be used as a wound dressing to manage pressure ulcers in stages I-IV, stasis ulcers, diabetic skin ulcers, post surgical incisions, cuts, abrasions, first and second degree burns, and skin irritations. The AmeriGel® Preventive Care Lotion is a therapeutic skin conditioner containing emollients, which restore moisture to fragile skin, protect the skin against tears and chafing, and assist in prevention of chronic pressure ulcers. The AmeriGel® Barrier Lotion provides barrier protection to shield the skin from excess moisture and reduce the harmful effects to the skin of urine and feces in incontinent patients. The AmeriGel® Saline Wound Wash was introduced as a preserved non-sterile wound cleanser that contains saline and Oakin. The industry standard for wound cleansing has been saline, since tap water has chemicals and additives that can potentially be harmful to a chronic wound.

Amerx did not introduce any new product to the market in the year ended June 30, 2006 ("fiscal 2006"). Amerx does, however, plan to introduce a new product to market in August of 2006, the AmeriGel® Post-Op Surgical Kit. The Amerigel Post-Op Surgical Kit is designed to provide patients with everything they need following post-op surgical care.

Amerx now holds two Medicare reimbursement codes covering both of our wound care products. The first reimbursement code is for the Amerigel® Hydrogel Wound Dressing, reimbursed at 3 ounces per month. The second reimbursement code is for the Amerigel® Hydrogel Saturated Gauze Dressing, and is reimbursed on a per pad or per use basis. Amerx believes that these reimbursement codes are beneficial to its business, providing the ability for customers to charge Medicare for the use of the product. Reimbursement codes have aided sales to the professional market, and we believe will be beneficial in creating sales in new market segments.

We did not spend any funds towards research and development efforts over the past 3 fiscal years, but believe this will change in fiscal 2007, as more studies are anticipated to develop new markets.

Each Amerx product is based on proprietary formulations, which we protect as trade secret information. Each product is also registered with the Food and Drug Administration and receives a National Drug Code.

Amerx's increase in sales was primarily due to increased market share and improved sales across the full Amerigel® product line. The Amerigel® product line continues to gain acceptance within the medical community.

***Sirius Medical Supply***

Sirius's products consist primarily of diabetic supplies, glucose monitors, heating pads, lancets, test strips, syringes and wound care products. Sirius expects to continue to develop successful products for sale in the Medicare arena to different specialties. The addition of these specialty customers would help Sirius to reach its goal of becoming a full service mail order medical supply company. Sirius continues to sustain its customer base with advertisements and referrals and continually tests new methods for reaching new customers. Sirius has a website (www.siriusmedical.com) to serve new and existing customers. Sirius did not spend any funds on research and development over the past three fiscal years.

**Market for Products**

The institutional market for Amerx's skin and wound care treatment products is primarily comprised of hospitals, nursing homes, home health care agencies and other health care institutions. We believe that AmeriGel® products represent an inexpensive, yet effective, treatment and prevention program for chronic pressure ulcers and other skin problems, which are treated in health care institutions. To date we have not realized the market penetration we had hoped for in the institutional market. However, we will continue to explore various strategies to pursue this market, and are in the process of hiring a sales representative to pursue government contracts. We believe a market exists for the Amerx formulations in dermatological applications.

The retail market for Amerx's skin care and wound care products is comprised mainly of national and regional chain stores as well as independent retail pharmacies that sell such products to individuals. We believe that Amerx made progress in this market in fiscal 2006, through increased sales to national distributors, including sales of multiple products in our Amerx line.

The market for Sirius's products is primarily comprised of diabetic patients who receive benefits from Medicare or Medicaid, or from their insurance companies. Sirius attracts these customers through advertising, direct marketing and referrals.

**Distribution and Sales**

Amerx's traditional method of distribution has been through retail and institutional distributors. We expect to continue increasing our distributor base, particularly with distributors capable of introducing Amerx's products in new geographical areas and to new retail chains. Distributors typically purchase products from Amerx on standard credit terms. Amerx supports its distributors through product literature, advertising and limited participation at industry trade shows. All existing distributors sell Amerx products on a non-exclusive basis.

Sirius's channel of distribution is direct to consumers by mail order. We have attracted and retained customers through our marketing efforts which include trade shows and physician education. Sirius developed a website in 2006, complete with online shopping cart to help develop other channels of product sales. The Company believes it has substantial potential for increased sales as the diabetic market contains over 20.8 million diabetics in the United States, and is growing, according to the American Diabetes Association.

We periodically receive inquiries about foreign market distribution. These inquiries have been generated by our advertising, market presence and web sites (www.amerxhc.com and www.amerigel.com). We intend to respond to and pursue all such inquiries.

In fiscal 2006, Amerx generated gross revenues of apporximately $1,972,000 and Sirius, $341,000, which constituted 85% and 15%, respectively, of our total gross revenues.

**Significant Customers**

Amerx's customer base has become more diversified over the past fiscal years. We believe that, while any customer loss would have some harmful effect on our revenues, no single customer accounted for over five percent of our annual gross sales. Thus, we do not believe that the loss of any single customer would have a material adverse effect on our financial condition or the results of our operations. The Company has been able to maintain relationships with its distributors and has been able to establish relationships with a few new distributors each year. Sirius has no significant customers as it sells only to end users.

**Manufacturing**

During fiscal 2006, manufacturing of all of Amerx's products was completed by a small family owned manufacturing facility. This company also performed research and development in the past, and we expect that it will perform research and development activities for Amerx in the future, when needed. Amerx does not have a written contract with this manufacturer and there are no minimum purchase requirements. We believe there are other companies that could manufacture Amerx's products according to its specifications, if necessary. The Company's manufacturing and packaging activities are performed at a production facility owned and operated by a non-affiliated pharmaceutical manufacturer. At the present time, the manufacturer is the sole source of our wound care products. The sudden loss or failure of this manufacturer could significantly impair Amerx's ability to fulfill customer orders on a short-term basis and therefore, could materially and adversely affect the Company's operations. However, we have maintained a long-term relationship with this manufacturer and do not expect a discontinuance of its wound care products from the manufacturer in the near term.

Amerx's manufacturing and packaging activities are performed pursuant to current good manufacturing practices ("CGMP") as defined under the United States Federal Food, Drug and Cosmetic Act, as amended (the "FFDC Act"), and the regulations promulgated under the FFDC Act. All manufacturing activities are required to comply with the product specifications, supplies and test methods developed by Amerx specifically for its products, as well as the CGMP.

A single manufacturer furnishes one proprietary ingredient contained in all of Amerx's products. Amerx does not have a written contract with this supplier and management believes that, if necessary, an alternative supplier could be secured within a reasonable period of time. The manufacturer generally provides other raw materials and ingredients and we believe there are numerous other sources for these materials and ingredients. However, there can be no assurance that Amerx would be able to timely secure an alternative supplier and the failure to replace this supplier in a timely manner could materially harm Amerx's operations. We believe that we have a good working relationship with this supplier and do not anticipate any disruption of supplies.

Sirius purchases its products from several different medical companies either on a direct basis, or through medical distributors. Sirius carries most major brands of diabetic testing products as well as some off brand products. We believe that if Sirius lost one or more of its suppliers, this would not have an adverse material impact on Sirius's business, as there are other suitable suppliers, as well as an assortment of products that achieve similar results.

**Proprietary Rights**

In January 1999, the United States Patent and Trademark Office registered the Company's AmeriGel®trademark. Amerx has made a trademark application for the principal proprietary ingredient used in all of its currently available products. Amerx relies on a combination of trademark and trade secret protection and confidentiality agreements to establish and protect its proprietary rights.

**Competition**

The market for skin and wound care treatment products in which Amerx operates is highly competitive and fragmented. Competition is intense and is based primarily on product efficacy, brand recognition, loyalty, quality, price and availability of shelf space in the retail market. Amerx competes against several large well-capitalized companies offering a broad range of skin treatment products as well as numerous small competitors having a limited number of products. Many of these competitors have longer operating histories, better name recognition and greater financial, marketing and other resources than Amerx.

The market for diabetic supplies is also highly competitive, and Sirius competes with several large companies for market share. Sirius can compete on the same level as these other companies as to product offerings. However, until Sirius's customer base grows, larger companies will benefit from volume discounts on purchases from suppliers that Sirius does not yet receive. We believe Sirius's success will hinge on customer service rather than product margin.

**Order Placement and Backlog**

The Company has not experienced any material backlog in orders placed in the past two fiscal years. Orders are only shipped when they are 100% complete.

**Governmental Approvals and Regulations**

The production and marketing of our products are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States. Amerx's advertising and sales practices are subject to regulation by the Federal Trade Commission (the "FTC"), the FDA and state agencies. The FFDC Act, as amended, the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of Amerx's products. The FDA regulates the contents, labeling and advertising of many of Amerx's products. Amerx may be required to obtain FDA approval for proposed nonprescription products. This procedure involves extensive clinical research, and separate FDA approvals are required at various stages of product development. The approval process requires, among other things, presentation of substantial evidence to the FDA, based on clinical studies, as to the safety and efficacy of the proposed product. After approval, manufacturers must continue to expend time, money and effort in production and quality control to assure continual compliance with the current Good Manufacturing Practices regulations.

Certain of Amerx's wound and skin care products are registered with the FDA as "devices" pursuant to the regulations under Section 510(k) of the FFDC Act. A device is a product used for a particular medical purpose, such as to cover a wound, with respect to which no pharmacological claim can be made. A device which is "substantially equivalent" to another device existing in the market prior to May 1976 can be registered with the FDA under Section 510(k) and marketed without further testing. Amerx currently markets two products which qualify as a medical devices, the Amerigel®Hydrogel Wound Dressing, and the Amerigel®Hydrogel Saturated Gauze Dressing.

Sirius's advertising and sales practices are subject to regulation by the FTC, Medicare, and state Medicaid agencies. FDA approvals for its products are obtained by the respective manufacturer. Medicare and Medicaid regulate advertising, sales pricing, and the guidelines under which Sirius operates.

We believe that we and our subsidiaries are in compliance with all applicable laws and regulations relating to our and their operations in all material respects. We believe that compliance with the various provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

**Employees**

As of September 1, 2006, the Company and its subsidiaries employ a total of 12 full time employees, consisting of 3 management employees, 6 sales-related employees and 3 administrative employees. Eight employees work under the Amerx subsidiary, and three employees under Sirius.

## ITEM 2. PROPERTIES

We currently maintain our offices, and those of Amerx and Sirius, at 1300 South Highland Ave, Clearwater, Florida 33756. Our offices consist of approximately 3,800 square feet of space. We believe the facility is adequate for our current needs. The Company leased this building until July 2006, when it purchased the building, from the lessor for $550,000. In addition, at the same time, we closed on a loan provided by Bank of America, N.A. in the amount of $508,000, evidenced by a promissory note. Further, the purchase and loan were secured by a Mortgage, also dated July 21, 2006, between the Company and Bank of America. Our Chief Executive Officer, personally guaranteed the laon.

## ITEM 3. LEGAL PROCEEDINGS

The Company and its subsidiaries are not a party to any pending material legal proceedings nor is our property the subject of a pending legal proceeding.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

## PART II

## ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Since October 1996, the Company's Common Stock has been traded on the OTC Bulletin Board, an electronic quotation system used by members of the National Association of Securities Dealers, Inc. The following table sets forth for each period indicated the high and low closing bid prices for the Common Stock, as reported by National Quotation Bureau, LLC. Bid quotations reflect inter-dealer quotations, without retail markups, markdowns or commissions, and do not necessarily reflect actual transactions.

| Fiscal 2005 | | HIGH | | LOW |
|---|---|---|---|---|
| First Quarter | $ | .30 | $ | .15 |
| Second Quarter | $ | .51 | $ | .15 |
| Third Quarter | $ | .85 | $ | .43 |
| Fourth Quarter | $ | .50 | $ | .16 |
| | | | | |
| Fiscal 2006 | | | | |
| First Quarter | $ | .42 | $ | .21 |
| Second Quarter | $ | .55 | $ | .25 |
| Third Quarter | $ | .35 | $ | .25 |
| Fourth Quarter | $ | .55 | $ | .23 |

As of September 25, 2006, there were approximately 158 record holders of the Company's Common Stock. On September 20, 2006, the closing bid price of the Company's common stock was $.40 and the closing ask price was $.40. On September 26, 2006, the last date on which a sale occurred, the last reported sale price was $.32.

Holders of Common Stock are entitled to receive such dividends if declared by the Company's Board of Directors. The Company has declared no dividends on the Common Stock.

Holders of the Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") are entitled to receive, if declared by the Board of Directors, quarterly dividends at an annual rate of $.10 per share. Dividends accrue without interest, from the date of issuance, and are payable in arrears in cash or common stock, when and if declared by the Board of Directors. No dividends had been declared or paid at June 30,2006, and dividends, if ever declared, in arrears at such date total $186,861.

Holders of the Preferred Stock have the right to convert their shares of Preferred Stock into an equal number of shares of Common Stock of the Company. In addition, every holder of preferred stock is entitled to that number of votes equal to the number of shares of common stock into which the preferred stock is convertible. Such preferred shares will automatically convert into one share of Common Stock at the close of a public offering of Common Stock by the Company provided the Company receives gross proceeds of at least $1,000,000, and the initial offering price of the Common Stock sold in such offering is equal to or in excess of $1 per share. During fiscal 2006, holders of 10,000 shares of Preferred Stock voluntarily converted their Preferred shares into 10,000 shares of Common Stock.

As reflected in the price quotations above, there have been significant price fluctuations in the Company's Common Stock. Factors that may have caused or can cause market prices to fluctuate include the number of shares available in the public float, any purchase or sale of a significant number of shares during a relatively short time period, quarterly fluctuations in results of operations, issuance of additional securities, entrance of such securities into the public float, market conditions specific to the Company's industry and market conditions in general, and the willingness of broker-dealers to effect transactions in low priced securities. In addition, the stock market in general has experienced significant price and volume fluctuations in recent years. These fluctuations, which may be unrelated to a Company's operating performance, have had a substantial effect on the market price for many small capitalization companies such as the Company. Factors such as those cited above, as well as other factors that may be unrelated to the operating performance of the Company, may significantly affect the price of the Common Stock.

**Equity Compensation Plan Information**

The following table contains information regarding Procyon's equity compensation plan as of June 30, 2006. The only equity compensation plan maintained by Procyon is the company's Omnibus Stock Option plan (the "Option Plan"). The Option Plan was approved by the shareholders of Procyon in 1998.

| Plan Category | Number of Securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 300,000 | $0.20 | 603,500 |

| | | | |
|---|---|---|---|
| Equity compensation plans not approved by security holders | 0 | 0 | 0 |
| Total | 300,000 | $0.20 | 603,500 |

1. The total number of securities to be issued upon exercise of outstanding options, warrants and rights consists of options for the purchase of Procyon common stock issued pursuant to the Option Plan to employees, officers, directors and consultants. The total number of securities to be issued upon exercise of the options is stated, regardless of whether the options are currently vested.

2. The outstanding options issued under the Option Plan range in exercise price from $0.15 to $0.25 per share.

## ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

**Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995**

This Report on Form 10-KSB/A, including Management's Discussion and Analysis or plan of Operation, contains forward-looking statements. When used in this report, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "hope", "believe" and similar expressions, variations of these words or the negative of those words, and, any statement regarding possible or assumed future results of operations of the Company's and its subsidiaries' business, the markets for its products, anticipated expenditures, regulatory developments or competition, or other statements regarding matters that are not historical facts, are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends including, without limitation, business conditions in the skin and wound care market and the general economy, competitive factors, changes in product mix, production delays, manufacturing capabilities, and other risks or uncertainties detailed in other of the Company's Securities and Exchange Commission filings. Such statements are based on management's current expectations and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual plan of operations, business strategy, operating results and financial position could differ materially from those expressed in, or implied by, such forward-looking statements.

Our business in general is subject to certain risks including but not limited to the following:

- we may not be able to produce or obtain, or may have to obtain at excessive prices, the raw materials and finished goods we need;

- we may not be able to use any tax loss carryforwards before they expire;
- the vendors on whom we rely for manufacturing certain products may go out of business, fail to meet demand or provide shipments on an untimely basis;
- competitive pressures may require us to lower our prices on certain products, thereby adversely affecting operational results;
- we may not be able to obtain, or obtain at uneconomic expense and protracted time, the regulatory approval of new products;
- consumers or distributors may not favorably receive our new or existing products; we may not be able to obtain adequate financing to fund our operations or expansion;
- a relatively small group of products may represent a significant portion of our net revenues or net earnings from time to time; if the volume or pricing of any of these products declines, it could have a material adverse effect on our business, financial position and results of operations;
- we could experience significantly reduced revenues and profits if Medicare or other government programs change, delay or deny reimbursement claims;
- the loss of senior management or other key personnel, or our inability to attract and retain additional senior management or other key personnel, could adversely affect our ability to execute our business plan;
- we could fail to comply with regulations applicable to our products, which could materially and adversely affect our business, financial position and results of operations; and
- legislative or regulatory programs that may influence prices of prescription drugs could have a material adverse effect on our business.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. A summary of those significant accounting policies can be found in the Notes to the Consolidated Financial Statements included in this annual report. The estimates used by management are based upon our historical experiences combined with management's understanding of current facts and circumstances. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and the results of its operations and require significant or complex judgments on the part of management. We believe that the following represent the critical accounting policies of the Company.

*Accounts receivable allowance*

Accounts receivable allowance reflects a reserve that reduces our customer accounts and receivable to the net amount estimated to be collectible. The valuation of accounts receivable is based upon the credit-worthiness of customers and third-party payers as well as historical collection experience. Estimating the credit worthiness of customers and the recoverability of customer accounts requires us to exercise considerable judgment. Allowances for doubtful accounts are recorded as a selling, general and administrative expense for estimated amounts expected to be uncollectible from third-party payers and customers. We base our estimates on our historical collection experience, current trends, credit policy and on the analysis of accounts by aging category.

*Advertising and Marketing*

The Company uses several forms of advertising, including sponsorships to agencies who represent the professionals in their respective fields. The Company expenses these sponsorships over the term of the advertising arrangements, on a straight line basis. Other forms of advertising used by the Company include professional journal advertisements, and mailing campaigns. These forms of advertising are expensed when incurred.

*Income Tax*

We account for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income taxes" ("SAS 109"). SAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax provisions currently in effect and rates applicable to the periods in which the differences are expected to affect taxable income.

*Revenue Recognition*

We recognize revenue related to product sales upon the shipment of such orders to customers, provided that the risk of loss has passed to the customer and we have received and verified any written documentation required to bill Medicare, other third-party payers and customers. We record revenue at the amounts expected to be collected from Medicare, other third-party payers and directly from customers. We delay recognizing revenue for shipments where the Company has not received the required documentation, until the period when such documentation is received.

Medicare reimbursements are based upon government-established reimbursement prices. The reimbursements that Medicare pays us is subject to review by government regulators. Medicare reimburses at 80% of the government-determined reimbursement prices and we bill the remaining balance to either third-party payers, such as insurance companies, or directly to the customers.

*Stock Based Compensation*

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R) ("SFAS 123R"), "Share-Based Payment," which is a revision of

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS 123R is effective for small business publicly traded companies, for interim or annual periods beginning after December 15, 2005. It supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based upon their fair values and rescinds the acceptance of pro forma disclosure. SFAS 123R permits two methods of adoption, a "modified prospective" method and a "modified retrospective" method. Under the modified prospective method, stock-based compensation cost is recognized, beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after the effective date and for all awards granted prior to the effective date that remain unvested on the effective date. The modified retrospective method includes the requirements of the modified prospective method and also permits restatement of prior periods based on amounts previously reported in pro forma disclosures pursuant to SFAS 123 for either all periods presented or for only prior interim periods of the year of adoption. We adopted the modified prospective method prescribed in SFAS 123R, effective January 1, 2006.

**General**

Our continuing operations and revenues consist of the operations of and revenues generated by Amerx and Sirius, our two wholly owned subsidiaries. Amerx's wound care and skin care products, marketed under the trademark AmeriGel®, are formulated to enhance the quality of skin and wound care and to lower the treatment cost for those who suffer from various skin conditions and wounds. Sirius markets and distributes diabetic supplies via mail order primarily to Medicare patients.

Amerx markets AmeriGel® products to institutional customers such as nursing homes, hospitals and home health agencies and to retail customers. Institutional sales are made either directly to the end user or through medical supply distributors or physicians. Many institutional customers will not purchase directly from the manufacturer; they will purchase products only through a national distributor who warehouses the products and supplies the products directly to the customer. Accordingly, Amerx must supply its distributors with adequate inventory in order to successfully compete with other manufacturers.

Amerx reaches the retail consumer primarily through distributors, but in some cases, through sales to retail store chains. Amerx's skin care products are distributed to institutions and to retail stores through McKesson Drug, AmeriSource/Bergen Brunswig, Cardinal Health, Bindley Western Drug and a number of smaller local and regional distributors. In fiscal 2006, Amerx increased its distribution channels by providing products to national distributor Henry Schien.

**Future Developments**

Amerx expects to further penetrate the podiatric market through its participation in industry trade shows, advertisements in trade journals, development of additional distributor relationships, opening new geographical territories (including foreign markets), and coordinating with physicians and educational institutions to provide training to wound care and podiatric professionals. Amerx management seeks to develop new products for the podiatric market as new needs become known through its association with health care professionals.

Amerx intends to pursue potential product developments in other medical disciplines including dermatology, veterinary care and other wound care applications. Preliminary investigations of these markets are ongoing. Management anticipates further pursuing increased marketing efforts in its primary institutional wound care market as a result of the Amerigel Saturated Gauze Dressing being granted a Medicare HCPCS Reimbursement Code in 2004.

Sirius intends to aggressively attempt to add to its current customer base through the use of advertising, direct physician contact, referrals and possible acquisition of similar business entities. We believe that product lines will increase as customer needs dictate and economics allow.

**Results of Operations**

*Comparison of Fiscal 2006 and 2005.*

Net sales during fiscal 2006 were approximately $2,313,000 as compared to approximately $2,198,000 in fiscal 2005, an increase of approximately $115,000, or 5%. We believe that this increase is primarily attributable to our continuing marketing efforts and growth of our customer base. Sales growth in Sirius slowed to a 0.2% reduction in sales, while Amerx increased sales by 6%, respectively, over the previous year. Amerx is encouraged by the sales increase since its emphasis shifted to the physician market. Amerx hopes to capture more of the physician market in fiscal 2007, as well as penetrate new markets, such as government contracts, and dermatology. Sirius's customer base is expanding with marketing efforts, and the Company continues such expansion with marketing efforts as well as product line expansion.

Cost of sales decreased to approximately $520,000 in fiscal 2006 as compared to approximately $532,000 in fiscal 2005, or approximately 2%. Cost of sales in fiscal 2006, as a percentage of net sales, decreased by approximately 2% over the previous year . Sirius has realized the benefit of some volume discounts in fiscal 2005 and 2006, and hopes to lower its costs by continuing that trend in 2007. Amerx's costs have remained relatively consistent over the past year with only a slight decrease in some of its packaging cost.

Gross profit increased to approximately $1,793,000 during fiscal 2006 as compared to approximately $1,667,000 during fiscal 2005, an increase of about $126,000, or 8%. As a percentage of net sales, gross profit was 78% in fiscal 2006, as compared to 76% in fiscal 2005.

Operating expenses during fiscal 2006 were approximately $1,435,000, consisting of approximately $681,000 in salaries and benefits and $754,000 in selling, general and administrative expenses. This represents an increase in expenses of approximately $19,000 in fiscal 2006 as compared to expenses in fiscal 2005. Operating expenses in fiscal 2005 consisted of $695,000 in salaries and benefits and $722,000 in selling, general and administrative expenses. During fiscal 2006, the substantial decrease in salaries and benefits was caused primarily by missing two months of compensation for the position of C.E.O., vacated by the passing of the former C.E.O., John C Anderson. Selling, general and administrative expenses increased across numerous areas in general. As a percentage of net sales, operating expenses during fiscal 2006 decreased to 62%, as compared to 64% during fiscal 2005, as net sales increased $115,000 for the year on an $19,000 increase in expenses.

Profit from operations increased to approximately $358,000 in 2006, as compared to approximately $250,000 in fiscal 2005. Net Profit (after dividend requirements for Preferred Shares) was approximately $321,000 during fiscal 2006, compared to a net profit of approximately $302,000 during fiscal 2005. The Company also recorded approximately $16,000 of income tax expense in arriving at net income available to common shares.

As of June 30, 2006, the Company had deferred tax asset of $133,245, consisting primarily of the tax benefit of net operating loss carryforward, and $9,063 of deferred tax liability, consisting primarily of the difference between book and tax basis of fixed assets. The valuation allowance decreased by $118,968. The decrease in the valuation allowance is due to an increase in expected utilization of net operating loss carry-forwards. A valuation allowance of approximately $1,373,000 has been provided to reduce the asset to the net amount of tax benefit management believes it will more likely than not realize. As time passes, management will be able to better assess the amount of tax benefit it will realize from using the carry forwards.

**Liquidity and Capital Resources**

Historically, we have financed our operations through a combination of revenues from operations, shareholder loans, and the public sales of equity. As of June 30, 2006, our principal sources of liquidity included inventories of approximately $151,000, net accounts receivable of approximately $146,000, and cash of approximately $288,000. We had working capital of approximately $632,000 at June 30, 2006.

Operating activities provided cash of approximately $363,000 during fiscal 2006 and approximately $212,000 during fiscal 2005, consisting primarily of net profit of approximately $342,000 in fiscal 2006 and $315,000 in 2005. Cash used in investing activities during fiscal 2006 and 2005 was approximately $9,000 and $10,000, respectively. Cash used by financing activities during fiscal 2006 was approximately $92,000, and $190,000 during fiscal 2005.

During fiscal 2006, holders of 10,000 shares of Preferred Stock converted their shares to Common Stock.

**Off-Balance Sheet Arrangements**

During fiscal years 2006 and 2005, we did not have any relationships or arrangements with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

**Commitments of Capital Expenditures**

At June 30, 2006 the Company had no commitments for capital expenditures.

## ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated financial statements as of June 30, 2006, and 2005 were audited by Ferlita, Walsh & Gonzalez P.A., the Company's independent auditors, as indicated in their report included appearing at page F-1.

INDEX TO FINANCIAL STATEMENTS



## ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

## ITEM 8A. CONTROLS AND PROCEDURES.

Management of the Company, with the participation of the President and acting Principal Executive, Financial and Accounting Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on that evaluation, management, including the President and acting Principal Executive, Financial and Accounting Officer, concluded that, as of the date of this report, the Company's disclosure controls and procedures were effective in ensuring that all material information relating to the Company required to be disclosed in this report has been made known to management in a timely manner and ensuring that this information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations.

During the last quarter of fiscal 2006, the Company did not institute any significant changes in its internal control over financial reporting that materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 8B. OTHER INFORMATION.

On August 27, 2005, John C. Anderson, the Company's President, Chief Executive Officer, Chairman of the Board and Director, passed away after a battle with cancer.

On September 22, 2005, the Board of Directors voted to fill the board vacancy and Chairman of the Board vacancy caused by the death of John C. Anderson, by appointing Regina W. Anderson, our former Chairman and Chief Executive Officer's wife, to these positions. Further, the Board of Directors voted to fill the vacancy in the Chief Executive Officer position by appointing Ms. Anderson to fill that position, but to commence on November 1, 2005. As of September 22, 2005 through November 1, 2005, the Board of Directors appointed James B. Anderson, our Chief Financial Officer, to act as Interim Chief Executive Officer until Ms. Anderson commences her duties on November 1, 2005.

*Regina W. Anderson*

Regina Anderson comes to Procyon Corporation with 25 years experience in the medical field and19 years of management experience. She worked at HealthSouth Rehabilitation Hospital for the past ten years as Outpatient Director, in charge of the main outpatient center plus four satellite offices. As Outpatient Director, she was responsible for budgets involving over thirty thousand outpatient visits per year; marketing of multiple outpatient specialty programs; and staffing with thirty employees reporting directly to her. Prior to her work at HealthSouth, she worked as the lead clinician at Clearwater Rehabilitation Center. Regina was Vice-President of Operations at Stuffit Direct Marketing Company from 1980 through 1989. She was in charge of franchise sales and training; coupon processing/production as well as coordination among thirteen franchise offices. Regina was co-owner and President of Foxy's T-Shirt Shops and Le Shirt Company from 1978-1980.

Foxy's had five locations. She worked also as a Speech Language Pathologist with Morton Plant Hospital from 1970 through 1976. Regina received her Masters Degree from Kansas State University in 1970.

In July 2006, we closed on the purchase of our previously leased office property located at 1300 S. Highland Ave., Clearwater, FL 33756, from G.E.A.P. Corporation, in the amount of $550,000, pursuant to a Lease Agreement, which contains a purchase option. In addition, at the same time, we closed on a loan provided by Bank of America, N.A., evidenced by a promissory note, in the amount of $508,000. Further, the purchase and loan were secured by a Mortgage, between the Company and Bank of America. Regina W. Anderson, our Chairman and Chief Executive Officer, personally guaranteed the loan we secured from Bank of America, N.A.

On October 17, 2006, the Board of Directors approved a resolution to increase the number of board members to eight.

On October 19, 2006, Richard T. Thompson, who had served as a director since 1998, died.

On October 26, 2006, the Board of Directors nominated James B. Anderson, Justice W. Anderson and Michael T. Foley to stand for election as directors in the upcoming annual shareholders meeting. If Mr. Foley is elected, the Board of Directors intends to nominate him to act as sole member and Chair of the Audit Committee.

## PART III

## ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

***Directors and Executive Officers***

| NAME | Age | Capacities in Which Served | Director Since |
|---|---|---|---|
| Regina W. Anderson | 59 | Chief Executive Officer, and Chairman of the Board | 2005 |
| Chester L. Wallack | 65 | Director | 1995 |
| Fred W. Suggs, Jr. | 60 | Director | 1995 |
| Alan B. Crane | 56 | Director | 1995 |
| Jeffery S. Slowgrove | 49 | Director | 1999 |
| Richard T. Thompson | 56 | Director (deceased) | 1998 |
| James B. Anderson | 36 | Chief Financial Officer; President, Sirius Medical Supply, Inc. | — |
| Justice W. Anderson | 29 | Vice President - Sales and Marketing; President, Amerx Health Care Corp. | — |

*Regina Anderson.* Ms. Anderson has served as Chairman of the Board of Directors since September 2005, and as our Chief Executive Officer since November 2005. Ms. Anderson has 25 years experience in the medical field and 19 years of management experience. Ms. Anderson worked at HealthSouth Rehabilitation Hospital for ten years as Outpatient Director, in charge of the main outpatient center plus four satellite offices. As Outpatient Director, she was responsible for budgets involving over thirty thousand outpatient visits per year; marketing of multiple outpatient specialty programs; and staffing with thirty employees reporting directly to her. Prior to her work at HealthSouth, she worked as the lead clinician at Clearwater Rehabilitation Center. Regina was Vice-President of Operations at Stuffit Direct Marketing Company from 1980 through 1989. She was in charge of franchise sales and training; coupon processing/production as well as coordination among thirteen franchise offices. Regina was co-owner and President of Foxy's T-Shirt Shops and Le Shirt Company from 1978-1980. Foxy's had five locations. She worked as a Speech Language Pathologist with Morton Plant Hospital from 1970 through 1976. Regina received her Masters Degree from Kansas State University in 1970.

*Chester L. Wallack.* Mr. Wallack has served as a director since 1995. He has served as Chief Executive Officer of Felton West, Inc., a real estate development and construction company in Dover, Delaware, since 1990. Mr. Wallack is a retired United States Air Force officer having served as a pilot and in various management capacities. He graduated from the University of Kansas with a B.S. degree in Industrial Management and from Southern Illinois University with an M.B.A. degree in Finance.

*Fred W. Suggs, Jr.* Mr. Suggs has served on our Board of Directors since 1995. He has been a practicing attorney since 1975. He is a partner in the Greenville, South Carolina office of Ogletree, Deakins, Nash, Smoak & Stewart, specializing in labor and employment law. He has been certified as a specialist in labor and unemployment law by the South Carolina Supreme Court and is a frequent lecturer on labor and employment law issues. Mr. Suggs graduated from Kansas State University with a B.S. degree and he received his J.D. degree from the University of Alabama.

*Alan B. Crane.* Mr. Crane has served on our board since 1995 and is a partner in Crane Farms, a farming partnership in Larned, Kansas. In 1994, Mr. Crane was appointed by the governor of Kansas to the Kansas Water Authority to oversee project expenditures. He received a B.S. degree from Kansas State University.

*Jeffery Slowgrove.* Mr Slowgrove has served as a director since 1999. Since 1998, Mr. Slowgrove has been the President of JSS Management Consulting, Inc., a consulting firm in Palm Harbor, Florida, providing funding for start up organizations and advice on the business and management issues facing companies during early rapid growth and expansion phases. He co-founded IMR Global Corp. in 1988 and has served as a director since its inception. From 1988 to 1998, he also served as Treasurer of IMR Global Corp., which is a public company providing applications software-outsourcing solutions for the information technology departments of large businesses. He received a B.B.A. from the University of Michigan.

*Richard T. Thompson.* Mr. Thompson died on October 19, 2006. Since 1989, Mr. Thompson had been a principal of Sunproof Corporation of Florida, which markets and installs products, such as window film and solar shades, to reduce heat and glare in automobiles, residences and commercial offices. From 1986 to 1988, he was an officer and owner of American Industries, an injection molding enterprise. From 1979 through 1984, Mr. Thompson was the president and owner of Pinellas Millwork Company. In 1970, he purchased an office furniture and supply company, which was subsequently merged with another office products store to create one of the largest office products store in the Midwest. Mr. Thompson continued to serve as an officer and part owner until 1979.

*James B. Anderson.* Mr. Anderson has served as our Chief Financial Officer since June 2005. In addition, from September 22, 2005, until that position was filled by Regina Anderson on November 1,2005, Mr. Anderson served as Interim Chief Executive Officer. On June 28, 2005, Mr. Anderson was appointed to serve as the President of Sirius Medical Supply, Inc. Since 1993, Mr. Anderson has been involved with Amerx Health Care Corporation as its Chief Information Officer. In 1996, Mr. Anderson became involved with Procyon Corporation after its merger and has since performed the duties of Vice President of Operations. Prior to Mr. Anderson's work with the Company, he was involved with importing and exporting to Russia and Direct Mail Marketing. He received a B.S. from the University of South Florida. Mr. Anderson is the son of John C. Anderson, our late President, Chief Executive Officer and Chairman of the Board, the son of Regina Anderson, the Company's Chairman of the Board and Chief Executive Officer, and the brother of Justice W. Anderson, our Vice President of Sales & Marketing and the President of Amerx Health Care Corporation. Mr Anderson is the son-in-law of our deceased former director, Richard T. Thompson.

*Justice W. Anderson.* Since June 28, 2005, Mr. Anderson has served as our Vice President of Sales and Marketing and the President of Amerx Health Care Corporation. Since January of 2001, Mr. Anderson has been Vice President of Sales for Amerx Health Care Corp. He also serves on the board of the American Academy of Podiatric Practice Management. From August 2000 to January 2001 he served as Senior Sales Representative, and as a sales representative from May 2000 to August 2000. He received a B.A. degree from the University of Florida. Mr. Anderson is the son of John C. Anderson, our late President, Chief Executive Officer and Chairman of the Board, the son of Regina Anderson, the Company's Chairman of the Board and Chief Executive Officer and the brother of James B. Anderson, our Chief Financial Officer and the President of Sirius Medical Supply, Inc.

***Compliance with Section 16(a) of the Exchange Act***

Under the securities laws of the United States, our directors, executive officers, and any persons holding more than ten percent of our Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission and the Company. Specific due dates for these reports have been established and we are required to disclose any failure to file, or late filing, of such reports. Based solely on our review of the reports and amendments thereto furnished to the Company and written representations that no other reports were required to be filed in fiscal 2006, our officers, directors and beneficial owners of more than ten percent of its Common Stock complied with all Section 16(a) filing requirements, except that the Form 3 filings of Regina Anderson, James B. Anderson and Justice W. Anderson were inadvertently filed late.

***Committees of the Board***

The Board of Directors has delegated certain of its authority to a Compensation Committee. The Compensation Committee is composed of Messrs. Wallack, Suggs and Crane. Mr. Slowgrove resigned from the Compensation Committee effective March 31, 2006. No member of the Compensation Committee is a former or current officer or employee of the Company.

The primary function of the Compensation Committee is to review and make recommendations to the Board with respect to the compensation, including bonuses, of the Company's officers and to administer the Company's Option Plan.

The Company formed an Audit Committee in July 2004, composed solely of Mr. Slowgrove. Richard T. Thompson joined the Audit Committee as its Chairman in March, 2006. Mr. Slowgrove resigned from the Audit Committee effective March 31, 2006. In October 2006, we determined that our remaining Audit Committee member, Mr. Thompson, did not meet the definition of independence for purposes of audit committee service as contained in the applicable rules of The Nasdaq Stock Market, Inc. ("Nasdaq"). In addition, Mr. Thompson had been unable to serve on the Audit Committee because of health-related concerns. On October 19, 2006, Mr. Thompson died. In October 2006, the entire board of directors voted to act as the Company's Audit Committee on an interim basis. We believe that all but two members of the present Board of Directors (Regina Anderson and Mr. Slowgrove) and all but two of the nominees (James B. Anderson and Justice W. Anderson) meet the definition of independence under applicable Nasdaq rules. Under those Rules, Regina Anderson, James B. Anderson and Justice W. Anderson are not independent because they are executive officers. Mr. Slowgrove is not believed to be independent under the Nasdaq rules because he has acted as a consultant to the Company and received fees in connection therewith. The Board nominated Michael T. Foley as director and Audit Committee member and Chair. The Board believes that if Mr. Foley is elected at our next annual meeting, he is independent pursuant to Nasdaq rules and also meets the requirements of an audit committee financial expert. The function of the Audit Committee is to review and approve the scope of audit procedures employed and to review and approve the audit reports rendered by the Company's independent auditors and to approve the audit fees charged by the independent auditors. In addition, pursuant to the Sarbanes-Oxley Act of 2002 and rules promulgated thereunder, the Audit Committee is responsible for, among other things, pre-approving all audit and non-audit services performed by the independent auditors, approving the engagement of the auditors and receiving certain reports from the independent auditors prior to the filing of the audit report. The Audit Committee reports to the Board of Directors with respect to such matters and recommends the selection of independent auditors. The Audit Committee adopted a charter in October 2006.

*Audit Committee Report*

In October, 2006, the Board of Directors, acting in the capacity of the interim Audit Committee, submitted the following report:

I/we have reviewed and discussed with management the Company's audited financial statements for the year ended June 30, 2006 (the "Fiscal Year 2006 Financial Statements").

I/we have discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

I/we have received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence.

Based upon the reviews and discussions referred to above, I/we recommended to the Board of Directors that the Fiscal Year 2006 Financial Statements be included in the Company's Form 10-KSB and 10-KSB/A for the year ended June 30, 2006.

This Audit Committee Report shall not be deemed incorporated by reference in any document previously or subsequently filed with the Securities and Exchange Commission that incorporates by reference all or any portion of the proxy statement, in connection with the annual meeting, except to the extent that the Company specifically requests that this Report be specifically incorporated by reference.

Date: September 29, 2006 The Board of Directors

*Board and Committee Attendance*

In fiscal 2006, the Board of Directors held three formal meetings. A majority of directors attended each meeting in person or by telephone. The Compensation Committee held no meetings during fiscal 2006. The Audit Committee held three meetings during fiscal 2006.

*Code of Ethics for Senior Financial Officers*

The Company has adopted a Code of Ethics for Senior Financial Officers. The Code of Ethics applies to all senior financial officers of the Company, including the Chief Executive Officer, the Chief Financial Officer, the Treasurer and any other person performing similar functions. A copy of the Code of Ethics may be obtained, free of charge, by requesting the same from the Company by contacting the Company by telephone, at the telephone number shown on the cover of this report, or by writing to James B. Anderson, Chief Financial Officer, Procyon Corporation, 1300 S. Highland

Avenue, Clearwater, Florida 33756.

## ITEM 10. EXECUTIVE COMPENSATION.

*Summary Compensation Table.* The following table sets forth the annual and long-term compensation for services in all capacities to the Company for the three fiscal years ended June 30, 2006, 2005 and 2004 of the Company's Chief Executive Officer (the "Named Officer"). One officer of the Company received total annual salary and bonus in excess of $100,000 during the fiscal year ended June 30, 2006 ("Fiscal 2006").

| | | Annual Compensation | | Long Term Compensation Awards | |
|---|---|---|---|---|---|
| Name and Principal Position | Fiscal Year | Salary($) | Bonus($) | Securities Underlying Options/SARs(#) | All Other Compensation($) |
| John C. Anderson, deceased | 2006 | $ 24,000 | -0- | | $-0- |
| | 2005 | $144,000 | -0- | | -0- |
| | 2004 | 99,000 | -0- | | -0- |
| Regina W. Anderson, President, Chief Executive Officer and Director | 2006 | $104,000 | $1,000 | -- | -0- |
| | 2005 | -0- | -0- | -- | -0- |
| | 2004 | -0- | -0- | -- | -0- |
| Justice W. Anderson, Vice President of Sales & Marketing | 2006 | $ 38,000 | $1,000 | -- | $ 91,452(1) |

(1) Consists solely of commission on sales from Amerx Health Care Corp.

*Option Grants Table.* No grants of stock options were made to the named officer during fiscal 2006.

*Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values Table.* The following table sets forth information on the number of securities and value underlying exercisable and unexercisable options for the Named Officers for the year ended June 30, 2006.

| | | | Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End | | Value of Unexercised In-the-Money(1) Options/SARs at Fiscal Year-End($)(2) | |
|---|---|---|---|---|---|---|
| Name | Shares Acquired on Exercise | Value Realized | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Regina W. Anderson | -0- | -0- | 60,000 | -0- | $8,781 | $0 |
| Justice W. Anderson | -0- | -0- | -0- | -0- | $0 | $0 |

(1) Options are "in the money" if the fair market value of the underlying securities exceeds the exercise or base price of the option.

(2) The dollar values are calculated be determining the difference between the fair market value of the securities underlying the options at fiscal year end and the exercise or base price of the

options. The closing bid price for the Common Stock was $0.35 on June 29, 2006, the last trading date for the end of the 2006 fiscal year.

***Stock Option Plan***

The Company's 1998 Omnibus Stock Option Plan (the "1998 Plan") is designed as a comprehensive benefit plan that gives the Company the ability to offer a variety of equity based incentives and awards to persons who are key to the Company's growth, development and financial success. The 1998 Plan permits the grant of awards to directors, employees and consultants of the Company and its subsidiaries. The 1998 Plan provides for the grant of incentive stock options ("Incentive Stock Options") within the meaning of the Code, non-qualified stock options, restricted shares, performance units, performance shares, dividend equivalent, share appreciation rights ("SARs") and other forms of awards, including deferrals of earned awards, (collectively, the "Awards"). Employees and non-employees to whom an offer of employment has been extended, directors and consultants of the Company are all eligible participants for all Awards, except that Incentive Stock Options may be granted only to employees.

The 1998 Plan is administered by the Compensation Committee of the Board of Directors, which construes and interprets the 1998 Plan, determines the terms and conditions of the Awards granted under the 1998 Plan, including the individuals who are to granted Awards, the exercise price, if any, the number of shares subject to an Award and the vesting and duration of Awards, subject to any restrictions contained in the 1998 Plan.

The maximum number of shares of Common Stock reserved and available for Awards under the 1998 Plan is 1,000,000 and the Compensation Committee may limit the number of shares that may be awarded in the form of restricted stock Awards.

The exercise price of Incentive Stock Options granted under the 1998 Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant, and must be 110% of fair market value when granted to an employee who owns shares representing more than 10% of the voting power of all classes of stock of the Company. The exercise price of non-qualified stock options granted under the 1998 Plan can not be less than 85% of the fair market value of the Common Stock on the date of grant. The term of all options granted under the 1998 Plan may not exceed ten years, except the term of Incentive Stock Options granted to a 10% or more stockholder, may not exceed five years. The 1998 Plan may be amended or terminated by the Board of Directors, but no such action may impair the rights of a participant under a previously granted option.

The 1998 Plan provides for the award of SARs and Performance Units and Performance Shares. A SAR is an incentive Award that permits the holder to receive (per share covered thereby) the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the fair market value of such share on the date the SAR was granted or at such date as the Compensation Committee designates. The Compensation Committee may grant SARs independently, in addition to, or in tandem (such that the exercise of the SAR or related stock option will result in forfeiture of the right to exercise the related stock option or SAR for an equivalent number of shares) with a stock option Award. A Performance Unit or Performance Share is an incentive Award whereby the Company commits to make a distribution depending on the attainment of a performance objective and condition established by the Committee and the base value of the Performance Unit or Performance Share.

Upon termination of services of a non-employee director or consultant, all options issuable, but not yet granted, to such persons for services rendered shall be granted and all options shall remain exercisable for the original option term. Options granted to an employee are exercisable for specified periods of time ranging from one month to one year following an employee's termination depending on the circumstances of the termination, except that options granted to an employee terminated for cause shall not be exercisable to any extent after termination. An unexercised option is exercisable only to the extent that it was exercisable on the date of termination.

The 1998 Plan provides that, in the event the Company enters into an agreement providing for the merger of the Company into another corporation, an exchange of shares with another corporation, the reorganization of the Company or the sale of substantially all of the Company's assets, unvested stock options become immediately vested and exercisable. Upon the consummation of the merger, exchange, reorganization or sale of assets, the successor corporation must assume all Awards or substitute another Award on substantially identical terms to the outstanding Award.

### *Compensation of Directors*

No employee of the Company receives any additional compensation for his services as a director. No non-employee director receives any compensation for his service; however, the Board of Directors has authorized payment of reasonable travel or other out-of-pocket expenses incurred by non-management directors in attending meetings of the Board of Directors. The Board of Directors may consider alternative director compensation arrangements from time to time.

## ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information regarding beneficial ownership of Common Stock as of October 17, 2006 by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each director or director nominee, and (iii) all executive officers and directors as a group. Each person has sole voting and sole investment or dispositive power with respect to the shares shown except as noted. As to the Company's preferred stock, as of October 17, 2006, no officer or director of the company owned any preferred shares. In addition, no individual shareholder beneficially owned more than 5% of the Company's preferred shares.

Common Shareholdings on<br>October 17, 2006

| Name and Address(6) | Number of Shares | Percent of Class |
| --- | --- | --- |
| Regina W. Anderson(6) | 3,483,000(3) | 43.3 |
| Chester L. Wallack (1) | 120,000(3) | 1.5 |
| Fred W. Suggs (1) | 160,000(3) | 2.0 |
| Alan B. Crane (1) | 80,000(3) | 1.0 |
| Jeffery S. Slowgrove (2) | 716,200(4) | 8.9 |
| Richard T. Thompson(2) | 65,000(8) | * |
| James B. Anderson | 111,000(7) | 1.4 |
| Justice W. Anderson | 73,000 | * |
| All directors and officers as a group (eight persons) | 4,748,200 | 59.0% |
| RMS Limited Partnership, 50 W. Liberty St, Suite 650, Reno, NV 89501 | 1,600,000 | 19.9% |

*Less than 1%

(1) Member of the Compensation Committee. Mr. Slowgrove resigned from the Compensation Committee effective March 31,2006.

(2) Member of the Audit Committee. Mr. Slowgrove resigned from the Audit Committee effective March 31, 2006. Mr. Thompson died on October 19, 2006.

(3) Includes 60,000 shares subject to currently exercisable options or options which will become exercisable within 60 days.

(4) Includes 10,000 shares of subject to currently exercisable options or options which will become exercisable within 60 days.

(5) Except as noted above, the address for all persons listed is 1300 S. Highland Ave, Clearwater, Florida 33756

(6) Ms. Anderson beneficially owns 3,350,000 shares of common stock and 60,000 currently exercisable options to purchase shares of common stock as Administrator for the Estate of John C. Anderson in accordance with Mr. Anderson's will. She previously owned 72,500 shares of common stock.

(7) Includes 30,000 shares subject to currently exercisable options and 10,000 shares in joint name with his wife.

(8) Includes 20,000 shares subject to currently exercisable options or options which will become exercisable within 60 days, and 15,000 shares in joint name with his wife.

## ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Messrs. Wallack, Suggs, Crane and Thompson, have purchased a total of 261,000 shares of Preferred Stock at a price of $1 per share. Such purchases were made on terms and conditions, which were identical to the purchases made by all other private investors who purchased Preferred Stock. Regina W. Anderson, our Chairman and Chief Executive Officer, personally guaranteed the loan we secured from Bank of America, N.A., in the amount of $508,000, to purchase our office building in July 2006. Mr. Slowgrove, a director, acted as a consultant to the Company for portions of fiscal 2006, at a total compensation to him of approximately $11,250.

## ITEM 13. EXHIBITS.

(a) Exhibits

1. The financial statements filed herewith are listed in the Index to Financial Statements included in Item 7.

| Exhibit No. | Document |
|---|---|
| * 3.1 | Articles of Incorporation |
| + 3.1.1 | Articles of Amendment to Articles of Incorporation |
| * 3.2 | Bylaws |
| + 4.1 | Designation of Series A Preferred Stock |
| # 10.1 | 1998 Omnibus Stock Option Plan |
| - 10.1 | Office Lease dated September 23, 2003 |
| / 10.2 | Promissory Note dated July 21, 2006 |
| / 10.3 | Mortgage dated July 21, 2006 |
| + 10.4 | Loan and Security Agreement, dated as of January 1, 1995, by and between the Company and Amerx Health Care Corp., including Promissory Notes issued there under. |
| o 10.5 | Agreement and Plan of Exchange, dated January 31, 1996, by and between the Company and Amerx. |
| x 31.1 | Certification of Regina W. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) |
| x 31.2 | Certification of James B. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) |
| x 32.1 | Certification Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to Section906 of the Sarbanes-Oxley Act Of 2002 |
| * | Incorporated by reference to the Company's Registration Statement on Form S-1, S.E.C. File No.33-13273. |
| + | Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended June 30, 1995. |
| o | Incorporated by reference to the Company's Form 8-K filed on or about February 2, 1996. |
| # | Incorporated by reference to the Company's Schedule 14A filed on or about November 17, 1998. |
| / | Incorporated by reference to the Company's Form 8-K filed on or about August 8, 2006 |
| - | Incorporated by reference to the Company's Form 10-QSB for the period |

|   |   |
|---|---|
|   | ending September 30, 2003 |
| x | Filed herewith. |

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. In fiscal 2006, the Company paid to its independent accountants $31,549 in fees related directly to the audit and review of the Company's financial statements. In fiscal 2005, the Company paid to its independent accountants $30,730 in fees related directly to the audit and review of the Company's financial statements.

Audit-Related Fees. The Company's independent accountants performed no other audit-related services for the Company during fiscal 2005 and 2006 other than the audit services described above.

Tax Fees: In fiscal 2006, the Company paid to its independent accountants $1,000 in fees related directly to tax preparations. In fiscal 2005, the Company paid to its independent accountants $1,000 in fees related directly to tax preparations.

All Other Fees: The Company's independent accountants performed no other services for the Company during fiscal 2005 and 2006 other than the audit and tax services described above.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

**PROCYON CORPORATION**

By: /s/ Regina W. Anderson
Regina W Anderson, Chief Executive Officer

Date: October 30, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below.

| Signature | Title | Date |
|---|---|---|
| /s/ Regina W. Anderson<br>Regina W. Anderson | Chief Executive Officer,<br>President | October 30, 2006 |
| /s/ Chester L. Wallack<br>Chester L. Wallack | Director | October 30, 2006 |
| /s/ Fred W. Suggs, Jr.<br>Fred W. Suggs, Jr. | Director | October 30, 2006 |
| /s/ Jeffery S. Slowgrove<br>Jeffery S. Slowgrove | Director | October 30, 2006 |

## EXHIBIT INDEX

| Exhibit No. | Document | Item No. |
|---|---|---|
| * 3.1 | Articles of Incorporation | 3 |
| + 3.1.1 | Articles of Amendment to Articles of Incorporation | 3 |
| * 3.2 | Bylaws | 3 |
| + 4.1 | Designation of Series A Preferred Stock | 4 |
| # 10.1 | 1998 Omnibus Stock Option Plan | |
| - 10.1 | Office Lease dated September 23, 2003 | |
| / 10.2 | Promissory Note dated July 21, 2006 | |
| / 10.3 | Mortgage dated July 21, 2006 | |
| + 10.4 | Loan and Security Agreement, dated as of January 1, 1995, by and between the Company and Amerx Health Care Corp., including Promissory Notes issued there under. | 10 |
| o 10.5 | Agreement and Plan of Exchange, dated January 31, 1996, by and between the Company and Amerx. | |
| x 31.1 | Certification of Regina W. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) | 31 |
| x 31.2 | Certification of James B. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) | 31 |
| x 32.1 | Certification Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002 | 32 |

* Incorporated by reference to the Company's Registration Statement on Form S-1, S.E.C. File No. 33-13273.

\+ Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended June 30, 1995.

| | |
|---|---|
| o | Incorporated by reference to the Company's Form 8-K filed on or about February 2, 1996. |
| # | Incorporated by reference to the Company's Schedule 14A filed on or about November 17, 1998. |
| / | Incorporated by reference to the Company's Form 8-K filed on or about August 8, 2006. |
| - | Incorporated by reference to the Company's Form 10-QSB for the period ending September 30, 2003 |
| x | Filed herewith. |

**Exhibit 31.1**

CERTIFICATION

I, Regina W. Anderson, the Chief Executive Officer of Procyon Corporation, certify that:

1. I have reviewed this Amendment No. 2 to the annual report on Form 10-KSB/A of Procyon Corporation;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: October 30, 2006

/s/ Regina W. Anderson
Regina W. Anderson
Chief Executive Officer

**Exhibit 31.2**
CERTIFICATION

I, James B. Anderson, the Chief Financial Officer of Procyon Corporation, certify that:

1. I have reviewed this Amendment No. 2 to the annual report on Form 10-KSB/A of Procyon Corporation;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: October 30, 2006

/s/ James B. Anderson
James B. Anderson
Chief Financial Officer

Exhibit 32.1

Certification Pursuant to18 U.S.C. § 1350,
As Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Amendment No. 2 to the Annual Report of Procyon Corporation (the "Company") on Form 10-KSB/A for the year ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, the undersigned Chief Executive Officer and Chief Financial Officer of the Company, do certify, to our knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: October 30, 2006

/s/ Regina W. Anderson
Regina W. Anderson
Chief Executive Officer

/s/ James B. Anderson
James B. Anderson
Chief Financial Officer

PROCYON CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended June 30, 2006 and 2005

TABLE OF CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Procyon Corporation and Subsidiaries
Clearwater, Florida

We have audited the accompanying consolidated balance sheet of Procyon Corporation and Subsidiaries as of June 30, 2006 and the related statements of operations, stockholders' equity, and cash flows for the years ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Procyon Corporation and Subsidiaries as of June 30, 2006 and the results of its operations and its cash flows for the years ended June 30, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ferlita, Walsh & Gonzalez, P.A.
FERLITA, WALSH & GONZALEZ, P.A.
Certified Public Accountants
Tampa, Florida

August 25, 2006

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
JUNE 30, 2006

| | |
|---|---|
| **ASSETS** | |
| **CURRENT ASSETS** | |
| Cash | $ 288,377 |
| Accounts receivable, less allowance of $2,500 for doubtful accounts | 146,446 |
| Prepaid expenses | 120,516 |
| Inventories | 150,865 |
| Deferred tax asset | 133,245 |
| TOTAL CURRENT ASSETS | 839,449 |
| PROPERTY AND EQUIPMENT, NET | 62,962 |
| **OTHER ASSETS** | |
| Deposits | 8,748 |
| TOTAL ASSETS | $ 911,159 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| **CURRENT LIABILITIES** | |
| Accounts payable | $ 125,648 |
| Accrued expenses | 82,220 |
| TOTAL CURRENT LIABILITIES | 207,868 |
| **LONG-TERM LIABILITY** | |
| Deferred tax liability | 9,063 |
| **STOCKHOLDERS' EQUITY** | |
| Preferred stock, 496,000,000 shares authorized; none issued | |
| Series A Cumulative Convertible Preferred stock, no par value; 4,000,000 shares authorized; 204,900 shares issued and outstanding | 160,750 |
| Common stock, no par value, 80,000,000 shares authorized; 8,046,588 shares issued and outstanding | 4,410,876 |
| Paid-in capital | 6,000 |
| Accumulated deficit | (3,883,398) |
| TOTAL STOCKHOLDERS' EQUITY | 694,228 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 911,159 |

The accompanying notes are an integral part of these financial statements

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended June 30, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| NET SALES | $ 2,313,345 | $ 2,198,261 |
| COST OF SALES | 519,889 | 531,500 |
| GROSS PROFIT | 1,793,456 | 1,666,761 |
| OPERATING EXPENSES | | |
| Salaries and Benefits | 681,422 | 694,770 |
| Selling, General and Administrative | 753,940 | 721,674 |
| | 1,435,362 | 1,416,444 |
| INCOME FROM OPERATIONS | 358,094 | 250,317 |
| OTHER INCOME (EXPENSE) | | |
| Interest Expense | (3,283) | (13,394) |
| Interest Income | 2,892 | 299 |
| Other Income | 530 | 431 |
| | 139 | (12,664) |
| INCOME BEFORE INCOME TAXES | 358,233 | 237,653 |
| INCOME TAX BENEFIT (EXPENSE) | (16,004) | 77,186 |
| NET INCOME | 342,229 | 314,839 |
| Dividend requirements on preferred stock | (21,240) | (12,950) |
| Basic net income available to common shares | $ 320,989 | $ 301,889 |
| Basic net income per common share | $ 0.04 | $ 0.04 |
| Weighted average number of common shares outstanding | 8,043,928 | 8,047,667 |
| Diluted net income per common share | $ 0.04 | $ 0.04 |
| Weighted average number of common shares outstanding, diluted | 8,363,578 | 8,356,792 |

The accompanying notes are an integral part of these financial statements

PROCYON CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended June 30, 2006 and 2005

| | Preferred Stock | | Common Stock | | Paid-in | Accumulated | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Deficit | Total |
| Balance, June 30, 2004 | 227,100 | $ 182,950 | 8,024,388 | $ 4,388,676 | $ 6,000 | $ (4,540,466) | $ 37,160 |
| Conversion of preferred stock to common stock | (12,200) | (12,200) | 12,200 | 12,200 | - | - | - |
| Net Income | - | - | - | - | - | 314,839 | 314,839 |
| Balance, June 30, 2005 | 214,900 | 170,750 | 8,036,588 | 4,400,876 | 6,000 | (4,225,627) | 351,999 |
| Conversion of preferred stock to common stock | (10,000) | (10,000) | 10,000 | 10,000 | - | - | - |
| Net Income | - | - | - | - | - | 342,229 | 342,229 |
| Balance, June 30, 2006 | 204,900 | $ 160,750 | 8,046,588 | $ 4,410,876 | $ 6,000 | $ (3,883,398) | $ 694,228 |

The accompanying notes are an integral part of these financial statements

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ 342,229 | $ 314,839 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation | 23,589 | 27,617 |
| Allowance for doubtful accounts | 0 | (6,500) |
| Deferred Income Taxes | 16,004 | (77,186) |
| Decrease (increase) in : | | |
| Accounts Receivable | (473) | 15,175 |
| Inventory | (4,542) | (41,599) |
| Prepaid expenses | (65,910) | (17,942) |
| Other assets | 17,701 | (4,121) |
| Increase (decrease) in: | | |
| Accounts payable | 25,149 | 1,678 |
| Accrued expenses | 9,462 | 37 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 363,209 | 211,998 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of property & equipment | (9,052) | (9,718) |
| NET CASH USED BY INVESTING ACTIVITIES | (9,052) | (9,718) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Payments on note payable related party | (90,000) | (191,506) |
| Borrowings on note payable related party | 0 | 20,000 |
| Payment of capital lease obligations | (2,360) | (8,046) |
| Payments on long term note payable - trade | 0 | (10,756) |
| NET CASH USED BY FINANCING ACTIVITIES | (92,360) | (190,308) |
| NET CHANGE IN CASH | 261,797 | 11,972 |
| CASH AT BEGINNING OF PERIOD | 26,580 | 14,608 |
| CASH AT END OF PERIOD | $ 288,377 | $ 26,580 |
| SUPPLEMENTAL DISCLOSURES | | |
| Interest Paid | $ 3,283 | $ 13,394 |
| Taxes Paid | $ - | $ - |
| NONCASH TRANSACTION DISCLOSURE | | |
| Conversion of Series A cumulative convertible preferred stock to common stock | $ 10,000 | $ 12,200 |

The accompanying notes are an integral part of these financial statements

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Business Activity**

Procyon Corporation has two wholly-owned subsidiaries, Amerx Health Care Corp. (Amerx) and Sirius Medical Supplies, Inc. (Sirius). Amerx manufactures and markets wound and skin care products primarily in the United States whereas Sirius markets diabetic supplies primarily to Medicare patients in the United States.

**Principles of Consolidation**

The consolidated financial statements include the accounts of Procyon Corporation and its wholly-owned subsidiaries, Amerx and Sirius. All material inter-company accounts and transactions are eliminated.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition**

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," as amended by SAB 101A and SAB 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is determinable and fixed; and (4) collectibility is reasonably assured.

The Company recognizes revenue related to product sales to customers who have placed orders upon shipment of such orders, provided that risk of loss has passed to the customer and the Company has received and verified any written documentation required to bill Medicare, other third-party payers, and customers. The Company records revenue at the amounts expected to be collected from Medicare, other third-party payers, and directly from customers. Revenue recognition is delayed for product shipments for which the Company has not yet received the required written forms, until the period in which those documents are collected and verified.

Revenue related to Medicare reimbursement is calculated based on government-determined reimbursement prices for Medicare-covered items. The reimbursements that Medicare pays the

Company are subject to review by appropriate government regulators. Medicare reimburses at 80% of the government-determined reimbursement prices for reimbursable supplies, and the Company bills the remaining balance to either third-party payers or directly to customers.

**Accounts Receivable and Concentration of Credit Risk**

Amerx grants credit to customers most of whom are national pharmaceutical distributors, drug stores nationwide and physicians. Amerx wholesales its products to national pharmaceutical distributors and drug stores at a sales term of 2/10, net 30. Amerx does not have a written return policy with its customers. Each return request is reviewed by management for approval. Sales to physicians are at contracted rates and standard payment term is 30 days.

Sirius grants credit to patients who are eligible for Medicare coverage. Sales are at standard payment term of 30 days.

Accounts receivable are generally due from Medicare, private insurance companies, and customers. The collection process is time consuming, complex and typically involves the submission of claims to multiple payers whose payment of claims may be contingent upon the payment of another payer. In accordance with applicable regulatory requirements, the Company makes reasonable and appropriate efforts to collect accounts receivable, including deductible and copayment amounts, in a consistent manner for all payer classes. The valuation of accounts receivable is based upon the credit-worthiness of customers and third-party payers as well as historical collection experience. Estimating the credit worthiness of customers and recoverability of customer accounts requires us to exercise considerable judgment. Allowances for doubtful accounts are recorded as a selling, general and administrative expense for estimated amounts expected to be uncollectible from third-party payers and customers. The Company bases its estimates on its historical collection and write-off experience, current trends, credit policy, and on analysis of accounts receivable by aging category. As of June 30, 2006, accounts receivable allowance was $2,500, or approximately 2% of gross accounts receivable.

**Inventories**

Inventories are valued at the lower of average cost or market determined by the first-in, first-out method.

**Property and Equipment**

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over their estimated useful lives. Leased equipment is recorded at it's fair market value at the beginning of the lease term and is depreciated over the life of the equipment. Depreciation on leased equipment is included in depreciation expense.

**Cash and Cash Equivalents**

For the purpose of the Statements of Cash Flows, the Company considers cash-on-hand, demand deposits in banks and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

**Concentration of credit risk**

We maintain our cash in a financial institution. The Federal Deposit Insurance Corporation insures up to $100,000 per account. At June 30, 2006 our uninsured cash balance was approximately $151,000.

**Shipping and Handling Costs**

Shipping and handling costs incurred were approximately $77,000 and $74,000 for the years ended June 30, 2006 and 2005, respectively, and were included in selling, general and administrative expenses.

**Advertising and Marketing**

The company records advertising and marketing expenses in the periods in which they are incurred. During the years ended June 30, 2006 and 2005, approximately $288,000 and $291,000, of advertising and marketing costs were included in selling, general and administrative expenses for each respective year.

**Income Taxes**

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax provisions currently in effect and rates applicable to the periods in which the differences are expected to affect taxable income.

**Net Income Per Share**

The Company computes net income per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per shares (EPS) on the face of the income statement. Basic EPS is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

**Fair Value of Financial Instruments**

The carrying value of cash, accounts receivable, prepaid expenses, deposits, inventory, accounts payable, accrued expenses and notes payable approximate fair value. Note payable to related party is discussed in Note D.

Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

**Stock Based Compensation**

In December 1998, the Company adopted a 1998 Omnibus Stock Option Plan that provides for the granting of equity-based incentive and other awards to employees and directors of the Company, its subsidiaries and selected consultants. The Plan is administered by the Compensation Committee of the Board of Directors. Any employee, directors who are not employees of the Corporation or a subsidiary, and consultants who are not employees or directors of the Corporation are eligible to participate in the Plan. The maximum number of shares of common stock issuable on exercise of options or other awards granted under the Plan is 1,000,000. Non-qualified options granted must have an exercise price not less than 85% of the fair market value of the underlying shares of common stock. Incentive options must have an exercise price not less than 100% of the fair market value of the underlying shares of common stock. The term of the options cannot be more than ten years. Awards may be granted in the form of restricted stock. Awards can also be granted in the form of stock appreciation rights. A stock appreciation right entitles the participant to receive from the Company an amount equal to the positive difference between the fair market value of common stock on the date of exercise of the stock appreciation right and the grant price. No stock appreciation rights have been issued to date.

Additional information with respect to the Plan's stock option activity is as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at June 30, 2004 | 300,000 | $0.20 |
| Granted | - | - |
| Exercised | - | - |
| Expired | - | - |
| Outstanding at June 30, 2005 | 300,000 | $0.20 |
| Granted | - | - |
| Exercised | - | - |
| Expired | - | - |
| Outstanding at June 30, 2006 | 300,000 | $0.20 |
| Options exercisable at June 30, 2005 | 300,000 | $0.20 |
| Options exercisable at June 30, 2006 | 300,000 | $0.20 |

The following table summarizes information about stock options outstanding at June 30, 2006:

| | | Stock Options Outstanding | |
|---|---|---|---|
| Range of Exercise Prices | Number of Shares Outstanding | Weighted Average Remaining Contractual Life In Years | Weighted Average Exercise Price |
| $0.15 - $0.20 | 65,000 | 4.39 | $0.16 |
| $0.20 - $0.25 | 235,000 | 3.51 | $0.21 |
| | 300,000 | 3.70 | $0.20 |

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R) ("SFAS 123R"), "Share-Based Payment," which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS 123R is effective for small business publicly traded companies, for interim or annual periods beginning after December 15, 2005. It supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based upon their fair values and rescinds the acceptance of pro forma disclosure. SFAS 123R permits two methods of adoption, a "modified prospective" method and a "modified retrospective" method. Under the modified prospective method, stock-based compensation cost is recognized, beginning with the effective date, based on the requirements of

SFAS 123R for all share-based payments granted after the effective date and for all awards granted prior to the effective date that remain unvested on the effective date. The modified retrospective method includes the requirements of the modified prospective method and also permits restatement of prior periods based on amounts previously reported in pro forma disclosures pursuant to SFAS 123 for either all periods presented or for only prior interim periods of the year of adoption. We adopted the modified prospective method prescribed in SFAS 123R, effective January 1, 2006.

On June 30, 2006, there were outstanding options to purchase 300,000 shares of our common stock at exercise prices ranging from $0.16 to $0.21 per share and expiration dates between December 2009 and November 2010. These options were vested at the time of grant. During the year ended June 30, 2006, no options were granted. Therefore, the adoption of SFAS 123R does not have an impact on the statement of operations for period ending June 30, 2006.

Previously, we accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS")No. 123, "Accounting for Stock-Based Compensation,"as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Under the intrinsic value method, compensation expense for stock options was recognized over the vesting period of the grant based on the excess, if any, of the market price of our common stock at the date of grant over the stock option exercise price. As governed by the Plan, stock options were generally granted at or near fair market value on the date of grant.

If we had previously accounted for stock-based compensation in the year ended June 30, 2005 using the fair value method rather than the intrinsic value method, the pro forma amounts of our net income and income per common share would have been reported as follows:

| | Year ended June 30, 2005 |
|---|---|
| Net income applicable to common stock: | |
| As reported | $ 301,889 |
| Pro forma adjustments for compensation | - |
| Pro forma | $ 301,889 |
| Income per common share: | |
| Basic - as reported | $ 0.04 |
| Basic - pro forma | $ 0.04 |
| Diluted - as reported | $ 0.04 |
| Diluted - pro forma | $ 0.04 |

The fair value of a stock option is determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the life of the option.

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. Our options do not have the characteristics of traded options, therefore, the option valuation models do not necessarily provide a reliable measure of the fair value of our options.

There were no options granted during fiscal years ended June 30, 2006 and 2005. Had there been options issued during the fiscal years ended June 30, 2006 and 2005, the fair value of the options would have been determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected dividend payments, and the risk-free interest rate over the life of the option.

Equity instruments issued to non-employees in exchange for goods, fees and services are accounted for under the fair value-based method of SFAS No. 123.

## NOTE B - INVENTORIES

Inventories consisted of the following:

| | |
|---|---|
| Finished Goods | $ 61,330 |
| Raw Materials | 89,535 |
| | $ 150,865 |

## NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

| | Owned | Leased | Total |
|---|---|---|---|
| Office Equipment | $ 112,867 | $ 26,928 | $ 139,795 |
| Furniture and Fixtures | 20,726 | | 20,726 |
| Leasehold improvements | 13,589 | | 13,589 |
| Production Equipment | 30,236 | | 30,236 |
| | 177,418 | 26,928 | 204,346 |
| Less accumulated depreciation | (117,941) | (23,443) | (141,384) |
| | $ 59,477 | $ 3,485 | $ 62,962 |

## NOTE D - RELATED PARTY TRANSACTIONS

The Company had a note payable with John C. Anderson, at 8% interest per annum. Shortly after his passing the note was paid in full. Interest expense for the years ended June 30, 2006 and 2005 were $1,531 and $11,090, respectively. A loan was secured to purchase the building for the Company. The loan was personally guaranteed by our Chief Executive Officer. (See NOTE L - SUBSEQUENT EVENTS).

## NOTE E - COMMITMENTS AND CONTINGENCIES

Leases

In September 2003, the Company entered into a lease for office space for a term of three years.

Monthly rent is approximately $4,100 plus sales tax. The Company had the option, but not the obligation, to purchase the building and its property after the first anniversary from the date of the execution of the contract at a predetermined price. Rent expense for the years ended June 30, 2006 and 2005 were approximately $53,000 and $49,000, respectively. On July 21, 2006, the Company purchased the office building occupied by the Company. (See NOTE - L SUBSEQUENT EVENTS)

In addition, the Company also leases certain equipment under various operating leases expiring through year 2011.

The minimum lease payments due under the equipment lease agreements for fiscal years ended June 30 is as follow:

| | | |
|---|---|---|
| 2007 | $ | 11,458 |
| 2008 | | 11,458 |
| 2009 | | 11,458 |
| 2010 | | 11,362 |
| 2011 | | 9,447 |
| | $ | 55,183 |

Purchase Commitments

Sirius entered into a two-year contract with one of its suppliers in June 2004 to purchase a minimum quantity of various diabetic supplies at a discounted price each year. In accordance with the terms of the contract, the supplier could retroactively adjust the purchase price based on actual quantities purchased. In accordance with the Statement of Position94-6, Disclosure of Certain Significant Risks and Uncertainties ("SOP 94-6"), Sirius believes that while there is concentration of products purchased from this vendor, the concentration did not make the Company vulnerable to the risk of a near-term severe impact, as defined in SOP 94-6. Sirius also has the ability to purchase the same product from third-party vendors at a slightly higher price. Further, management believes that it is not reasonably possible that this event could cause severe near-term impact to the Company.

## NOTE F - LONG-TERM DEBT

The Company had a note payable with John C. Anderson, at 8% interest per annum. Shortly after his passing the note was paid in full. Interest expense for the years ended June 30, 2006 and 2005 were $1,531 and $11,090, respectively.

## NOTE G - STOCKHOLDERS' EQUITY

During January 1995, the Company's Board of Directors authorized the issuance of up to 4,000,000 shares of Series A Cumulative Convertible Preferred Stock. The preferred stockholders are entitled to receive, if declared by the board of directors, quarterly dividends at an annual rate of $.10 per share of Series A Cumulative Convertible Preferred Stock per annum. Dividends accrue without interest and are cumulative from the date of issuance of the Series A Cumulative Convertible Preferred Stock and are payable quarterly in arrears in cash or publicly traded common stock when and if declared by the board of directors. As of June 30, 2006, no dividends have been declared. Dividends in arrears on the outstanding preferred shares total $186,861 or approximately $0.91 per share as of June 30, 2006. The preferred stockholders have the right to convert each share of Series A Cumulative Convertible Preferred Stock into one share of the Company's common stock at any time without additional consideration. Each share of Series A Cumulative Convertible Preferred Stock is subject to mandatory conversion into one share of common stock of the Company, effective as of the close of a public offering of the Company's common stock provided, however, that the offering must provide a minimum of $1 million in gross proceeds to the Company and the initial offering price of such common stock must be at least $1 per share. In addition to the rights described above, the holders of the Series A Cumulative Convertible Preferred Stock have voting rights equal to the common stockholders based upon the number of shares of common stock into which the Series A Cumulative Convertible Preferred Stock is convertible. The Company is obligated to reserve an adequate number of shares of its common stock to satisfy the conversion of all of the outstanding Series A Cumulative Convertible Preferred stock.

**NOTE H - EARNINGS PER SHARE**

As required by FASB Statement No. 128, the following table sets forth the computation of basic and diluted earnings per share:

| | Years Ended June 30, | |
|---|---|---|
| | 2006 | 2005 |
| Numerator: | | |
| Net income | $ 342,229 | $ 314,839 |
| Adjustment for basic earnings per share: | | |
| Dividend requirements on preferred stock | (21,240) | (12,950) |
| Numerator for basic earnings per share-<br>Net income available to common<br>stockholders | $ 320,989 | $ 301,889 |
| Effect of dilutive securities: | - | - |
| Numerator for diluted earnings per share-<br>Net income available to common<br>stockholder | $ 320,989 | $ 301,889 |
| Denominator: | | |
| Denominator for basic earnings per share-<br>Weighted-average common shares | 8,043,928 | 8,047,667 |
| Effect of dilutive securities: | | |
| Stock options | 104,997 | 128,454 |

| | | |
|---|---|---|
| Dilutive potential common shares | 214,653 | 180,671 |
| Denominator for dilutive earnings per share- | | |
| Adjusted weighted-average shares and assumed conversions | 8,363,578 | 8,356,792 |
| Basic income per share | $ 0.04 | $ 0.04 |
| Diluted income per share | $ 0.04 | $ 0.04 |

## NOTE I - INCOME TAXES AND AVAILABLE CARRYFORWARD

As of June 30, 2006, the Company had consolidated income tax net operating loss ("NOL") carryforward for federal income tax purposes of approximately $3,979,000. The NOL will expire in various years ending through the year 2022.

The components of the provision for income taxes (benefits) are attributable to continuing operations as follows:

| | 2005 | 2004 |
|---|---|---|
| Current | | |
| Federal | $ - | $ - |
| State | - | - |
| Deferred | | |
| Federal | 13,665 | (69,740) |
| State | 2,339 | (7,446) |
| | $ 16,004 | $ (77,186) |

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

| | Current | Non-Current |
|---|---|---|
| Deferred tax assets: | | |
| NOL and contribution carryforwards | $ 132,304 | $ 1,373,049 |
| Allowance for doubtful accounts | 941 | |
| | 133,245 | 1,373,049 |
| Deferred tax (liabilities): | | |
| Excess of tax over book depreciation | - | (9,063) |

| | | |
|---|---|---|
| | 133,245 | 1,363,986 |
| Valuation allowance for deferred tax assets | - | (1,373,049) |
| Net deferred tax asset (liability) | 133,245 | (9,063) |
| Less: current net deferred tax asset (liability) | (133,245) | - |
| Net non-current deferred tax asset (liability) | $ - | $ (9,063) |

The change in the valuation allowance is as follow:

| | |
|---|---|
| June 30, 2005 | $ (1,492,017) |
| June 30, 2006 | (1,373,049) |
| Decrease in valuation allowance | $ (118,968) |

The decrease in the valuation allowance is due to the expected utilization of net operating loss carryforwards. A valuation allowance of approximately $1,369,000 has been provided to reduce the asset to the net amount of tax benefit management believes it will more likely than not realize. As time passes, management will be able to better assess the amount of tax benefit it will realize from using the carryforward.

Income taxes for the years ended June 30, 2006 and 2005 differ from the amounts computed by applying the effective income tax rates of 37.63% and 37.63%, respectively, to income before income taxes as a result of the following:

| | 2006 | 2005 |
|---|---|---|
| Expected provision at US statutory rate | $ 121,799 | $ 80,802 |
| State income tax net of federal benefit | 13,004 | 8,627 |
| Nondeductibles | 169 | 1,547 |
| Change in valuation allowance | (118,968) | (168,162) |
| Income tax expense / (benefit) | $ 16,004 | $(77,186) |

**NOTE J - CONCENTRATION OF SUPPLY RISK**

The Company's manufacturing and packaging activities are performed at a production facility owned and operated by a non-affiliated pharmaceutical manufacturer. At the present time, the manufacturer is the sole source of the Company's wound care products. The sudden loss or failure of this manufacturer could significantly impair Amerx's ability to fulfill customer orders on a short-term basis and therefore, could materially and adversely affect the Company's operations. However, the Company has maintained a long-term relationship with this manufacturer and does not expect a discontinuance of its wound care products from the manufacturer in the near term.

During the year, Sirius purchased approximately 44% of its diabetic supplies from a non-affiliated supplier. Sirius entered into a contract with this supplier to purchase a minimum quantity of products at a discount. (See NOTE E - COMMITMENTS AND CONTINGENCIES for disclosure) The Company does not anticipate supply from this vendor will be lost in the near future. In the event the contract is not renewed upon its expiration, the Company could still purchase such products at a higher cost from this supplier or negotiate with other suppliers.

## NOTE K - SEGMENT INFORMATION

The Company operates in the following two business segments:

1. Sale of skin and wound care products - Amerx operates in the skin and wound care products segment. The marketing of these products is targeted primarily to diabetic patients who have difficulties providing proper care and treatment of wounds due to their diabetic condition and podiatrists who recommend the products to their patients.

2. Sale of diabetic supplies - Sirius provides meters, test strips, monitors, syringes, etc. primarily to diabetic patients. The Company is then reimbursed by Medicare and/or patients' secondary insurance.

Each separately managed segment offers different products requiring different marketing and distribution strategies. Segments Information

| | June 30, | Wound Care Products | Diabetic Products | Other | Consolidated |
|---|---|---|---|---|---|
| Revenues | 2006 | $1,972,381 | $340,964 | $ - | $2,313,345 |
| | 2005 | 1,856,529 | 341,732 | - | 2,198,261 |
| Gross Profit | 2006 | 1,634,721 | 158,735 | - | 1,793,456 |
| | 2005 | 1,507,334 | 159,427 | - | 1,666,761 |
| Identifiable Assets | 2006 | 388,846 | 58,665 | 463,648 | 911,159 |
| | 2005 | 334,167 | 66,303 | 228,421 | 628,891 |
| Property and Equipment Additions | 2006 | 9,052 | - | - | 9,052 |
| | 2005 | 9,718 | - | - | 9,718 |
| Depreciation | 2006 | 14,718 | 3,059 | 5,812 | 23,589 |
| | 2005 | 19,295 | 6,116 | 2,204 | 27,615 |

*Geographical Information*

The Company operates and sells its products to its customers primarily within the United States. All assets are located within the United States.

## NOTE L - SUBSEQUENT EVENTS

On July 21, 2006, the Company exercised its option to purchase the office space the Company was leasing. The Company purchased the building, from the lessor for $550,000. In addition, at the same time, we closed on a loan provided by Bank of America, N.A. in the amount of $508,000, evidenced by a promissory note. Further, the purchase and loan were secured by a Mortgage, also dated July 21, 2006, between the Company and Bank of America. The loan was personally guaranteed by our Chief Executive Officer.

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation of our report dated August 25, 2006, appearing in the Annual Report on page F-1 of Form 10-KSB of Procyon Corporation and Subsidiaries for the year ended June 30, 2006, in the Company's Registration Statements on Form S-8, SEC File No. 0-17449.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
3302 Azeele Street
Tampa, Florida 33609

September 28, 2006